April 26, 2011

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on Post-Effective Amendments to the Registration Statements on Form N-1A of Midas Special Fund, Inc. (33-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (2-98229 and 811-4316)

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone today concerning Post-Effective Amendments Nos. 41, 74, and 44 to the Registration Statements on Form N-1A (the “Post-Effective Amendments”) of Midas Special Fund, Inc., Midas Perpetual Portfolio, Inc., and Midas Fund, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the Securities and Exchange Commission (“SEC”) on April 18, 2011, and the Funds’ responses thereto.  Your comments are set forth below in italics and are followed by the Funds’ responses.  A copy of the updated Prospectus and a copy of the Prospectus which has been marked to show changes against the Prospectus in the Post-Effective Amendments are attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the Post-Effective Amendments.

1.	Midas Perpetual Portfolio, Inc. - Fund Summary

a. Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please update the current disclosure regarding the Fund’s investments in “hard asset securities” to reflect the types of securities in which the Fund may invest.

The Fund has revised the fifth sentence to add “(e.g., common and preferred stocks, bonds, convertible securities, etc.)” and read as follows (see page 3):

Hard asset securities (e.g., common and preferred stocks, bonds, convertible securities, etc.) include those of U.S. and foreign companies dealing primarily in real estate (such as timberland, ranching and farm land, raw land, and land with improvements and structures) and natural resources (such as oil, gas, coal, precious and non-precious metals, and minerals).

2.	Midas Fund, Inc. - Fund Summary

a.                 Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please update the current disclosure regarding the Fund’s investments in securities to reflect the types of securities in which the Fund may invest.

The Fund has revised the first sentence to add “(e.g., common and preferred stocks, bonds, convertible securities, etc.)” and read as follows (see page 7):

In pursuit of its investment objective, the Fund invests at least 65% of its total assets in (i) securities (e.g., common and preferred stocks, bonds, convertible securities, etc.) of companies primarily involved, directly or indirectly, in the business of mining, processing, fabricating, distributing or otherwise dealing in gold, silver, platinum or other natural resources (“Natural Resources Companies”) and (ii) gold, silver, and platinum bullion.

b. Investments, Risks, and Performance - Principal Risks of Investing in the Fund

Under “Short Selling, Options, and Futures Transaction,” please revise the disclosure to eliminate the statement that “the Fund may engage in short selling up to 100%, although no current intention of more than 40%, of its net assets” if such activity is not currently a principal risk.

The Fund has revised the first sentence to read as follows (see page 8):

The Fund may engage in short selling, options, and futures transactions to increase returns.

Further, the Fund has revised the first sentence regarding short selling, options, and futures transactions under the Fund’s “Related Risks” to read as follows (see page 17):

The Fund may engage in short selling up to 100% of its net assets, although it has no current intention of short selling more than 40% of its net assets, and it may engage in options and futures transactions subject to cover requirements.

3.	Midas Special Fund, Inc. - Fund Summary

a.                 Investments, Risks, and Performance - Principal Risks of Investing in the Fund

Under “Short Selling, Options, and Futures Transaction,” please revise the disclosure to eliminate the statement that “the Fund may engage in short selling up to 100%, although no current intention of more than 40%, of its net assets” if such activity is not currently a principal risk.

The Fund has revised the first sentence to read as follows (see page 12):

The Fund may engage in short selling, options, and futures transactions to increase returns.

Further, the Fund has revised the first sentence regarding short selling, options, and futures transactions under the Fund’s “Related Risks” to read as follows (see page 18):

The Fund may engage in short selling up to 100% of its net assets, although it has no current intention of short selling more than 40% of its net assets, and it may engage in options and futures transactions subject to cover requirements.

4.	Midas Perpetual Portfolio, Inc. – Financial Highlights

The Fund’s ratios of total expenses to average net assets should include gross investment management and distribution fees and the ratios of net expenses to average net assets should include fee waivers.

The Fund has made the requested changes (see page 24).

*           *           *           *           *

Each Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

R. Darrell Mounts, Esq.
K&L Gates LLP